Exhibit 99.1

Cellectis Announces Launch of Follow-On Offering

NEW YORK--(BUSINESS WIRE)--April 3, 2018--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells, today announced the launch, subject to market conditions, of an underwritten public offering of $175 million of its American Depositary Shares (“ADS”), each representing one ordinary share of Cellectis. In connection with the offering, Cellectis expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the aggregate offering size.

Goldman Sachs & Co. LLC and Citigroup are acting as book-running managers for the offering. Barclays is also acting as a book-running manager. Nomura is acting as lead manager and Oppenheimer & Co. and Ladenburg Thalmann are acting as co-managers.

A shelf registration statement on Form F-3 (including a prospectus) relating to Cellectis’ American Depositary Shares was filed with the Securities and Exchange Commission (the “SEC”) and has become effective. Before purchasing American Depositary Shares in the offering, you should read the preliminary prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146 or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (888) 603-5847 or by email at barclaysprospectus@broadridge.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent filings Cellectis makes with the SEC from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
Cellectis S.A.
Media
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
Investor Relations
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com